APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS
(UNAUDITED)

Little Radish, LLC
Balance Sheet - unaudited
For the period ended 2/1/20

	Current Period
	1-Feb-20
ASSETS	
Current Assets:	
Cash	$ -
Total Current Assets	-
Fixed Assets:	
Land	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

I, <u>Courtney West</u>, certify that:

1. The financial statements of Little Radish Provisions LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Little Radish Provisions LLC has not been included in this Form as Little Radish Provisions LLC was formed on 02/13/2020 and has not filed a tax return to date.

Signature

DocuSigned by:

A9DD450F28D7439...

Name: Courtney West

Title: Co-Owner